EXHIBIT 99.1

June 29, 2021

FERGUSON PLC

IFRS to US GAAP Investor Session

As highlighted in the half year results statement published on March 16, 2021, Ferguson plc will be moving to US GAAP reporting effective August 1, 2021 to align comparability with other US peers.

Ahead of this transition, Ferguson will hold a presentation hosted by Bill Brundage, Group Chief Financial Officer to update analysts and investors on the topic of converting from IFRS to US GAAP reporting on Tuesday July 13, 2021 at 4pm BST/11am ET.

Dial in details are below:

United Kingdom: +44 (0)330 336 9105

United States: +1 646 828 8143

Ask for the Ferguson call quoting: 9019685

Please join the conference call 5-10 minutes prior to the start time. To join via the webcast we recommend you register in advance of its start time via www.fergusonplc.com.

A Q&A session will be available at the end of the call and questions can be asked on the call or via the webcast.

Please note that there can be a time delay between the conference call and webcast. If you have joined via the conference call and would like to view the slides we recommend you download them from www.fergusonplc.com. The slides will be available at 9am BST/4am ET on Tuesday July 13, 2021.

A recording of the call and Q&A session will be available on the Company’s website after the event.

For further information please contact

Ferguson plc

Bill Brundage, Group Chief Financial Officer	Tel:	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	Mobile:	+1 224 285 2410

Media Enquiries

Mike Ward, Head of Corporate Communications	Mobile:	+44 (0) 7894 417060
Nina Coad / David Litterick (Brunswick)	Tel:	+44 (0) 20 74045959
Jonathan Doorley (Brunswick)	Tel:	+1 (917) 459 0419

Notes to Editors

1.     About Ferguson plc

Ferguson plc is a leading value added distributor of plumbing and heating products to professional contractors operating in North America. Revenue for the year ended July 31, 2020 was $19.9 billion and trading profit was $1.6 billion. Ferguson plc is listed on the London Stock Exchange (LSE: FERG) and the New York Stock Exchange (NYSE:FERG) and is in the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on Twitter https://twitter.com/Ferguson_plc.

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